April 21, 2008

Mr. Robert S. Littlepage, Jr
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	The X-Change Corporation Item 4.02 Form 8K Filed April 9, 2008 File No. 002-41703

Dear Mr. Littlepage:

We have received your letter dated April 10, 2008 containing comments on the above referenced documents.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Following please find our responses, numbered to correspond to each of your comments.

Please feel free to contact me at 972-747-0051, ex. 113, or our securities attorney, Kevin Woltjen at 214-651-2344, if you have any questions or require any further information regarding these matters.

Sincerely,

George DeCourcy
Chief Financial Officer

Encl.

cc: Kevin Woltjen, Strasburger & Price, LLP

1.	Your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least, the restatement amounts or an estimated range of the amounts you have discovered to date with the financial statements line items affected that resulted in your determination that your financial statements filed for the referenced periods should no longer be relied upon. Refer to instructions to Item 4.02 (a) (2) of Form 8-K.

Response:

We have worked closely over the last few weeks with SEC staff in determining the nature and amount of the bulk of the adjustment items. Once the issues had been resolved on April 4, 2008, we immediately moved to file our restated 10-KSB/A for the year ended December 31, 2006. We filed Form 8-K disclosing our intention to restate on April 9, 2008 and filed the restated Form 10-KSB/A on April 14, 2008.

In light of the fact that the full 10-KSB/A has already been filed with full disclosure and explanation of line items affected, we respectfully request that you waive the request to amend our April 9, 2008 Form 8-K filing.

2.	Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-B. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

Response:

On April 14, 2008 we filed our Form 10-KSB for the year ended December 31, 2007 which included reference to the restated amounts referenced in the subject Form 8K. Under Item 8A (T) “Controls and Procedures”, we disclose that the officers have conducted a review of internal procedures for purposes financial disclosure. In this discussion, the officers specifically conclude that our disclosure controls and procedures were not effective. Further, a specific reference was made in this regard to the restatement issues leading to the Form 8-K filing.

We believe that this disclosure should suffice in meeting the disclosure requirement you suggest and respectfully request that you waive any need for additional disclosures or amended filings.

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